Exhibit 4.35
SECOND SUPPLEMENTAL INDENTURE
     THIS SECOND SUPPLEMENTAL INDENTURE (this “Second Supplemental Indenture”), dated as of June 15, 2009, is entered into by and between YINGLI GREEN ENERGY HOLDING COMPANY LIMITED, a company incorporated in the Cayman Islands (hereinafter called the “Company”) and DB TRUSTEES (HONG KONG) LIMITED, a company incorporated under the laws of Hong Kong, as trustee hereunder (hereinafter called the “Trustee”). Unless otherwise defined herein, all terms used herein shall have their respective meanings as defined in the Indenture (as defined below).
WITNESSETH:
     WHEREAS, the Company, Yingli Power Holding Company Ltd. and Mr. Liansheng Miao, as the guarantors, Yingli Power Holding Company Ltd., as the chargor and the Trustee, as the trustee, have entered into an Indenture (as amended and supplemented by the Supplemental Indenture, dated as of May 21, 2009, the “Indenture”) which sets forth the terms and conditions for the issuance by the Company of 10.0% Guaranteed Senior Secured Convertible Notes due 2012 (the “Notes”);
     WHEREAS, Section 8.02 of the Indenture provides that with the consent of the holders of a majority in aggregate principal amount of the Notes at the time outstanding, the Company, when authorized by the resolutions of the Board of Directors, and the Trustee may, from time to time and at any time, enter into an indenture or indentures supplemental thereto for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of this Indenture or any supplemental indenture or of modifying in any manner the rights of the holders of the Notes or any term of any other Transaction Document, subject to the conditions set forth therein;
     WHEREAS, the sole holder of the entire aggregate principal amount of the Notes currently outstanding has consented (the evidence of such consent having been obtained and provided to the Trustee as required under the Indenture ) to the execution of this Second Supplemental Indenture by the parties hereto; and
     WHEREAS, the Company has complied with the requirements under the Indenture to execute this Second Supplemental Indenture and, in connection therewith, has provided the Trustee with an Officers’ Certificate and an Opinion of Counsel to the satisfaction of the Trustee.
     NOW THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the parties hereto mutually covenant and agree for the equal and ratable benefit of the holders of the Notes as follows:

1. Amendments to the Indenture. The Indenture is hereby amended as follows:
     1.1. Section 4.09(b) of the Indenture shall be deleted in its entirety and replaced with the following (it being noted that additions thereto are being marked with an underline and deletions are being marked with a strikethrough):
     “(b) The Company shall maintain a Debt to Equity Ratio, as determined as of the last day of each Fiscal Quarter ending on June 30 of the fiscal year 2010 and thereafter and December 31 of the fiscal year 2009 and thereafter, less than or equal to 1.25 to 1.00, such determination to be made promptly after the Company’s unaudited financial statements for such Fiscal Quarter have been prepared (but in all events, prior to or concurrent with the delivery of the certificate required under Section 4.21(b) below).”
     1.2. Section 4.09(c) of the Indenture shall be deleted in its entirety and replaced with the following (it being noted that additions thereto are being marked with an underline):
     “(c) The Company shall maintain an Debt Service Coverage Ratio, as determined as of the last day of each Fiscal Quarter ending on June 30 of the fiscal year 2010 and thereafter and December 31 of the fiscal year 2009 and thereafter, for the four Fiscal-Quarter Period ending on such date, greater or equal to 1.00 to 1.00, such determination to be made promptly after the Company’s unaudited financial statements for such Fiscal Quarter have been prepared (but in all events, prior to or concurrent with the delivery of the certificate required under Section 4.21(b) below).”
     1.3. Section 4.21(b) of the Indenture shall be deleted in its entirety and replaced with the following (it being noted that additions thereto are being marked with an underline):
     “(b) So long as any of the Notes remains outstanding, the Company will provide to the Trustee within 60 calendar days after the end of the second Fiscal Quarter of the fiscal year 2010 and thereafter and within 120 calendar days after the end of the fourth Fiscal Quarter of the Company of the fiscal year 2009 and thereafter, an Officers’ Certificate stating the Debt to Equity Ratio and the Debt Service Coverage Ratio, each as of the end of the applicable Fiscal Quarter, and showing in reasonable detail the calculation of such ratios and amounts, including the arithmetic computations of each component of such ratios and amounts.”
2. Ratification of Indenture; Second Supplemental Indenture Part of Indenture. Except as expressly amended hereby, the Indenture is ratified and confirmed in all respects and all the terms, conditions and provisions thereof shall remain in full force and effect. This Second Supplemental Indenture shall form a part of the Indenture for all purposes, and every holder of Notes heretofore or hereafter authenticated and delivered shall be bound hereby.

3. Governing Law. THIS SUPPLEMENTAL INDENTURE SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAW OF THE STATE OF NEW YORK.
4. Trustee Makes No Representation. The Trustee makes no representation as to the validity or sufficiency of this Second Supplemental Indenture.
5. Counterparts. This Second Supplemental Indenture may be executed in any number of counterparts, each of which shall be an original, but such counterparts shall together constitute but one and the same instrument.
6. Effect of Headings. The headings of this Second Supplemental Indenture have been inserted for convenience of reference only, are not to be considered a part hereof, and shall in no way modify or restrict any of the terms or provisions hereof.
[Signature page(s) to follow]

     IN WITNESS WHEREOF, the parties hereto have caused this Second Supplemental Indenture to be duly executed as of the date first above written.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED
By:
Name:
Title:

DB TRUSTEES, (HONG KONG) LIMITED as Trustee
By:	/s/ Aric Kay-Russell & Chui Kin Wing Edward
	Name:	Aric Kay-Russell & Chui Kin Wing Edward
	Title:	Director/Authorized Signatory